Exhibit 12.1

Penn Virginia GP Holdings, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	2005		2006		2007		2008		2009
Earnings
Pre-tax income*	$22,038		$33,030		$28,098		$101,701		$60,148
Fixed charges	14,351		19,783		19,766		26,850		27,368
Total earnings	$36,389		$52,813		$47,864		$128,551		$87,516

Fixed Charges
Interest expense	$14,053		$19,151		$18,896		$25,346		$24,878
Rental interest factor	298		632		870		1,504		2,490
Total fixed charges	$14,351		$19,783		$19,766		$26,850		$27,368

Ratio of earnings to fixed charges	2.5	x	2.7	x	2.4	x	4.8	x	3.2	x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.